SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 Or 15 (D) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): August 9, 2007

Alaska Pacific Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Alaska	0-26003	92-0167101
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer Identification No.

2094 Jordan Avenue, Juneau, Alaska	99801
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code): (907) 789-4844

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.133-4(c))

Item 2.02 Results of Operations and Financial Condition

On August 9, 2007, Alaska Pacific Bancshares, Inc. issued its earnings release for the quarter ended June 30, 2007. A copy of the earnings release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

   (c) Exhibits

      99.1   Press Release of Alaska Pacific Bancshares, Inc. August 9, 2007

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ALASKA PACIFIC BANCSHARES, INC.

DATE: August 9, 2007   By: /s/ Roger K. White
                                 Senior Vice President and
                                 Chief Financial Officer

Exhibit 99.1

Alaska Pacific Bancshares, Inc.

News Release
For Immediate Release

ALASKA PACIFIC REPORTS
SECOND QUARTER EARNINGS

JUNEAU, Alaska, August 9, 2007 -- Alaska Pacific Bancshares, Inc. (OTCBB: AKPB), the parent company of Alaska Pacific Bank, announced second quarter net income of $281,000, or $.43 per diluted share. The earnings represent an increase of $76,000 (37.1%) from the first quarter and $73,000 (35.1%) from the second quarter of 2006.

Net interest income was $2.3 million for the second quarter of 2007, a 7.1% increase over the first quarter and a 10.8% increase over the second quarter of 2006. The increases reflect both growth in average loans and an improving yield on loans and other earning assets. The net interest margin on average earning assets for the second quarter was 5.38% in 2007 compared with 5.12% last quarter and 5.03% a year ago.

Loans (excluding loans held for sale) were $163.3 million at June 30, 2007, an increase of 3.5% from last quarter and 6.2% from a year ago. Deposits at June 30, 2007 were $149.4 million, a $7.1 million (5.0%) increase from last quarter and a $8.5 million (6.1%) increase from a year ago.

Nonaccrual loans at June 30, 2007 were $69,000 compared with $941,000 last quarter and $1.4 million a year ago. Net loan chargeoffs (net recoveries) for the quarter were ($1,000) compared with $18,000 last quarter and $17,000 in the second quarter of 2006. The provision for loan losses was $45,000 in each of the last two quarters, compared with $75,000 in the second quarter of 2006.

Mortgage banking income in the second quarter of 2007 was $77,000 compared with $91,000 last quarter and $27,000 in the second quarter of 2006.

Noninterest expense for the second quarter was $2.1 million, an increase of $58,000 (2.8%) from the first quarter and $198,000 (10.2%) from the second quarter of 2006.

As previously announced, the Company declared a regular quarterly dividend of $.10 per share, payable August 17, 2007, to shareholders of record as of August 6, 2007.

Forward-Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the economy in Southeast Alaska, the real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission.

Contact: Roger K. White
Senior Vice President and CFO   or
907-790-5135

Craig E. Dahl
President and CEO
907-790-5101

Alaska Pacific Bancshares, Inc.
Financial Highlights (Unaudited)
Second Quarter 2007
(dollars in thousands, except per-share amounts)

	Three Months Ended		
	June 30, 2007	March 31, 2007	June 30, 2006
Condensed Income Statement:			
Interest income	$ 3,310	$3,130	$2,875
Interest expense	(1,025)	(997)	(812)
Net interest income	2,285	2,133	2,063
Provision for loan losses	(45)	(45)	(75)
Mortgage banking income	77	91	27
Other noninterest income	258	237	265
Noninterest expense	(2,132)	(2,074)	(1,934)
Net income before income tax	443	342	346
Income tax expense	(162)	(137)	(138)
Net income	$ 281	$ 205	$ 208
Earnings per share:			
Basic	$ .44	$ .32	$ .34
Diluted	.43	.31	.32
Performance Ratios:			
Return on average equity	6.25%	4.61%	4.95%
Return on average assets	0.62	0.46	0.48
Yield on average earning assets	7.80	7.51	7.01
Cost of average interest-bearing liabilities	3.04	2.96	2.48
Interest rate spread	4.76	4.55	4.53
Net interest margin on:			
Average earning assets	5.38	5.12	5.03
Average total assets	5.05	4.81	4.75
Efficiency ratio (a)	83.84	87.51	78.22
Average balances:			
Loans	$162,366	$158,956	$154,674
Earning assets	169,749	166,773	164,071
Assets	180,914	177,240	173,706
Interest-bearing deposits	116,751	117,345	114,016
Total deposits	140,716	139,393	137,168
Interest-bearing liabilities	134,817	134,946	130,948
Shareholders' equity	17,973	17,791	16,809
Average shares outstanding:			
Basic	633,197	632,297	620,392
Diluted	660,902	660,292	649,873

	June 30, 2007	March 31, 2007	June 30, 2006
Balance sheet data:			
Total assets	$188,851	$175,884	$174,469
Loans, before allowance	163,290	157,794	153,781
Loans held for sale	687	121	465
Investment securities	4,535	4,896	6,132
Total deposits	149,387	142,297	140,847
Federal Home Loan Bank advances	18,119	13,040	13,605
Shareholders' equity	18,068	17,877	16,918
Shares outstanding (b)	641,609	641,609	638,654
Book value per share	$28.16	$27.86	$26.49
Asset quality:			
Allowance for loan losses	$1,738	$1,693	$1,565
Allowance as a percent of loans	1.06%	1.07%	1.02%
Nonaccrual loans	$ 69	$941	$1,408
Total nonperforming assets	320	941	1,408
Net chargeoffs (recoveries) for quarter	(1)	18	17

(a) Noninterest expense divided by the sum of net interest income and noninterest income, excluding mortgage banking income.

(b) Excludes only treasury stock.